December 21, 2006




VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

         Re:      CHINAGROWTH NORTH ACQUISITION CORPORATION
                  CHINAGROWTH SOUTH ACQUISITION CORPORATION
                  AMENDMENTS NO. 5 TO
                  REGISTRATION STATEMENTS ON FORM F-1
                  FILED DECEMBER 8, 2006
                  FILE NOS. 333-134458 AND 333-134459

Ladies and Gentlemen:

         On behalf of ChinaGrowth North Acquisition Corporation ("CHINAGROWTH NORTH") and ChinaGrowth South Acquisition Corporation ("CHINAGROWTH SOUTH", and collectively with ChinaGrowth North, the "COMPANY"), we are electronically transmitting hereunder conformed copies of Amendments No. 6 ("AMENDMENTS NO. 6") to the Registration Statements on Form F-1 filed by the Company (the "REGISTRATION STATEMENTS"). Marked copies of this filing are being sent via overnight mail to John Reynolds, Ronald Alper and Thomas Kluck.

         This letter is being filed in response to the Securities and Exchange Commission's ("SEC'S") comments dated December 15, 2006.

         In this letter, we have listed the SEC's comments in italics and have followed each comment with the Company's response.

UNDERWRITING, PAGE 88

COMMISSIONS AND DISCOUNTS, PAGE 90

1. WE NOTE THE DISCLOSURE ON PAGE 90 THAT, "AFTER THE OFFERING, THE UNDERWRITERS MAY CHANGE THE OFFERING PRICE AND OTHER SELLING TERMS." PLEASE CLARIFY TO CLEARLY DISCLOSE THAT UPON EXECUTION OF THE UNDERWRITING AGREEMENT, THERE WILL BE NO CHANGES TO THE PRICE AND TERMS OF THE SALE BETWEEN THE UNDERWRITER AND THE REGISTRANT. ALTERNATIVELY, PROVIDE DISCLOSURE THAT THE TRANSACTION IS NOT A FIRM COMMITMENT UNDERWRITING.

         RESPONSE: Pursuant to the SEC's comment, we have revised the disclosure on page 90 to state that upon execution of the underwriting agreement, there will be no changes to the price and terms of the sale between the underwriters and the Company.

                                      *****

         If you have any questions, please contact the undersigned at 212-335-4998.



                                                   Sincerely,



                                                   William Haddad


               cc:    Mr. Jin Shi,
                      ChinaGrowth North Acquisition Corporation

                      Mr. Michael Zhang,
                      ChinaGrowth South Acquisition Corporation